SCOTTRADE, INC.

NOTES TO BALANCE SHEET
SEPTEMBER 30, 2017

1. DESCRIPTION OF BUSINESS

Established in 1980, Scottrade, Inc. (the "Company") provides securities brokerage and investment services to self-directed investors and custodial, trading and support services to independent registered investment advisors. The Company also provides clearing services to Scottrade Investment Management, Inc. ("SIM"), an affiliated Investment Advisor. The Company has 481 branch offices across the United States and is an indirect wholly owned subsidiary of TD Ameritrade Holding Corporation (the "Parent") through its immediate parent Scottrade Financial Services, Inc. ("SFSI"). SFSI was acquired by the Parent on September 18, 2017 (see Note 3). The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the various securities exchanges in which it maintains membership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information — The balance sheet of the Company is prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — In preparing this balance sheet, management makes use of estimates concerning certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Therefore, actual results could differ from those estimates and could have a material impact on the balance sheet, and it is possible that such changes could occur in the near term.

Fair Value of Financial Instruments — The Company's financial instruments are reported at fair values, or at carrying amounts that approximate fair values for those instruments with short-term maturities.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments not held for segregation with original maturity dates of 90 days or less at the date of purchase.

Securities Segregated — The Company's securities segregated under federal and other regulations are recorded on a trade date basis and carried at fair value. The Company invests in various debt securities, primarily U.S. government securities and bonds issued by government agencies and securities purchased under agreements to resell, in order to satisfy certain regulatory requirements (see Note 5). U.S. government securities and bonds issued by government agencies, in general, are exposed to various risks, such as interest rate and overall market volatility. Due to the level of risk associated with these securities, it is reasonably possible that changes in the values of these securities could occur in the near term and that such changes could materially affect the amounts reported in the balance sheet.

Securities Transactions — Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender, which are

included in receivable from brokers and dealers and clearing organizations (see Note 6). With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned which are included in payable to brokers and dealers and clearing organizations (see Note 6). The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. The Company's securities lending transactions are transacted under master agreements with other broker-dealers that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for balance sheet purposes, the Company does not net balances related to securities lending transactions. Consequently, securities loaned and borrowed are presented gross on the Company's balance sheet and included in receivable from brokers and dealers and clearing organizations and payable to brokers and dealers and clearing organizations, respectively.

Customer securities transactions are recorded on settlement date. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the balance sheet.

Securities Purchased Under Agreements to Resell — The Company participates in short-term resale agreements collateralized by U.S. government obligations and U.S. government agency securities. These transactions are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold. It is the Company's policy to have the underlying resale agreement collateral delivered to the Company or deposited in its accounts at its custodian banks. Collateral is valued daily, with additional collateral obtained to ensure full collateralization.

Receivable from/Payable to Customers — Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates consistent with prevailing market rates on similar loans made throughout the industry. Customer receivables are net of an allowance for doubtful accounts that is primarily based on the amount of partially and fully unsecured loan balances. Customer payables are short-term in nature and pay interest at a fluctuating rate.

Property and Capitalized Software — Property and equipment is recorded at cost, net of accumulated depreciation and amortization, except for land, which is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful service lives of the assets, which range from seven to 40 years for buildings and building components and three to seven years for all other depreciable property and equipment. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Capitalized software costs, including fees paid for services provided to develop the software and costs incurred to obtain the software and licensing fees, are amortized in accordance with the Company's normal accounting policies. The costs of internally developed software that qualify for capitalization under internal-use software accounting guidance are included in capitalized software.

Goodwill -- The Parent and Company have recorded goodwill for purchase business combinations to the extent the purchase price of each completed acquisition exceeded the fair value of the net identifiable assets of the acquired company. Goodwill resulting from the Parent's acquisition of SFSI has been pushed down to the Company (see Note 3). The Company tests goodwill for impairment on an annual basis and more frequently as events occur or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In performing the impairment tests, the Company utilizes quoted market prices of the Parent's common stock to

estimate the fair value of the consolidated Parent. The consolidated Parent's estimated fair value is then allocated to the Parent's subsidiaries based on operating revenues and is compared with the book value of the subsidiaries. The first annual goodwill impairment test will occur in fiscal year 2018.

Amortization of Acquired Intangible Assets — Acquired intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, ranging from seven months to 23 years.

Long-Lived Assets and Acquired Intangible Assets — The Company reviews its long-lived assets and finite-lived acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If based on that review, changes in circumstances indicate that the carrying amount of such assets may not be recoverable, the Company evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount. The Company also evaluates the remaining useful lives of intangible assets to determine if events or trends warrant a revision to the remaining period of amortization.

Income Taxes — For the Predecessor period from October 1, 2016 to September 17, 2017, the Company operated as a "qualified subchapter S-Corp subsidiary" such that the Company's taxable income or losses and related taxes were the responsibility of the individual stockholders of SFSI.

Subsequent to the Parent's acquisition of SFSI, the Company will file a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer, pursuant to a tax sharing agreement with the Parent. Deferred tax assets and liabilities are determined based on the difference between the balance sheet carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Recently adopted accounting pronouncements — ASU 2017-03 - In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-03, *Amendments to SEC Paragraphs Pursuant to Staff Announcements* at the September 22, 2016 and November 17, 2016 EITF Meetings. The applicable SEC Staff announcement applies to the following recently issued accounting standards that have not yet been adopted by the Company: Revenue from Contracts with Customers (ASU 2014-09); Leases (ASU 2016-02); Measurement of Credit Losses on Financial Instruments (ASU 2016-13); and any subsequent amendments to the aforementioned ASUs. Based on the views of the SEC staff, the amendments in ASU 2017-03 require entities to consider providing additional qualitative balance sheet disclosures when the balance sheet impact of adopting the three new ASUs mentioned above is not known or cannot be reasonably estimated. Such qualitative disclosures should include a description of the effect of the accounting policies that a company expects to apply, if determined, and a comparison to the entity's current accounting policies. In addition, an entity should describe the status of its process to implement the new standards and the significant implementation matters yet to be addressed. Since this update is intended to add disclosures related to certain ASUs, the adoption of ASU 2017-03 did not have a material impact on the Company's balance sheet.

Recently issued accounting pronouncements — ASU 2017-04 — In January 2017, the FASB issued ASU 2017-04, *Simplifying the Test for Goodwill Impairment*, which is intended to simplify the test for goodwill impairment by eliminating Step 2 from the goodwill impairment test, which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. Under the amendments in this ASU, an entity should perform its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. When measuring the goodwill impairment loss, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered, if applicable. An entity will still have the option to perform the qualitative assessment for a reporting unit to determine if the quantitative test is necessary. ASU 2017-04 should be applied prospectively and is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. ASU 2017-04 will be effective for the Company's fiscal year beginning October 1, 2020. The Company does not expect this ASU to have a material impact on its consolidated balance sheet.

ASU 2016-18 - In November 2016, the FASB issued ASU 2016-18, *Restricted Cash*. This ASU will amend the guidance in Accounting Standards Codification ("ASC") Topic 230, Statement of Cash Flows, and is intended to reduce the diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments within this ASU will require that the reconciliation of the beginning-of-period and end-of-period cash and cash equivalents amounts shown on the statement of cash flows include restricted cash and restricted cash equivalents. If restricted cash and restricted cash equivalents are presented separately from cash and cash equivalents on the balance sheet, an entity will be required to reconcile the amounts presented on the statement of cash flows to the amounts on the balance sheet. An entity will also be required to disclose information regarding the nature of the restrictions. ASU 2016-18 requires retrospective application and is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, with early adoption permitted. ASU 2016-18 will be effective for the Company's fiscal year beginning October 1, 2018. The adoption of ASU 2016-18 will change the manner in which restricted cash and restricted cash equivalents are presented in the Company's balance sheet.

ASU 2016-16 — In October 2016, the FASB issued ASU 2016-16, *Intra-Entity Transfers of Assets Other Than Inventory*. This ASU will amend the guidance in ASC Topic 740, *Income Taxes*. The amendments in this ASU are intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory by requiring an entity to recognize the income tax consequences when a transfer occurs, instead of when the asset is sold to a third party. ASU 2016-16 requires modified retrospective adoption and is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2016-16 will be effective for the Company's fiscal year beginning October 1, 2018. The Company does not expect this ASU to have an impact on its balance sheet.

ASU 2016-13 — In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The main objective of ASU 2016-13 is to provide balance sheet users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of

reasonable and supportable information to develop credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. Therefore, ASU 2016-13 will be effective for the Company's fiscal year beginning on October 1, 2020, using a modified retrospective approach. The Company is currently assessing the impact this ASU will have on its balance sheet.

ASU 2016-02 — In February 2016, the FASB issued ASU 2016-02, *Leases*. This ASU will supersede the guidance in ASC Topic 840, *Leases*. Under ASU 2016-02, for lease arrangements exceeding a 12-month term, a lessee will be required to recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 will retain a distinction between finance and operating leases; however, the principal difference from the previous guidance is that lease assets and liabilities arising from operating leases will be recognized in the statement of financial condition. The accounting applied by a lessor will be largely unchanged from that applied under current GAAP. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and will require an entity to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Therefore, ASU 2016-02 will be effective for the Company's fiscal year beginning October 1, 2019. Early adoption is permitted. The Company is currently assessing the impact of this ASU, but does not expect the standard to have a material impact on its net income. Upon adoption of ASU 2016-02, the Company expects to recognize right-of-use assets and lease liabilities for its operating leases, with initial measurement as defined by ASU, in its balance sheet.

ASU 2014-09 — In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, *Revenue Recognition*, and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and, (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. Subsequent to issuing ASU 2014-09, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2014-09.The subsequently issued ASUs have the same effective date and transition requirements as ASU 2014-09.

The Company plans to adopt the revenue recognition standard as of October 1, 2018. While the Company has not yet identified any material changes in the timing of revenue recognition, its review is ongoing. The Company has not selected a transition method and continues to evaluate the potential impacts that these revenue recognition standards may have on its balance sheet, including the incremental costs of obtaining contracts, gross versus net reporting, and additional disclosure requirements.

3. BUSINESS COMBINATIONS, GOODWILL AND ACQUIRED INTANGIBLE ASSETS

On September 18, 2017, the Parent completed its acquisition of SFSI, the Company's direct parent. The acquisition is accounted for under the acquisition method of accounting. Due to the timing of the acquisition, the estimated fair values of the assets and liabilities assumed are considered provisional and are based on currently available information. The determination of estimated fair values requires management to make significant estimates and assumptions. The Company believes that the information available provides a reasonable basis for estimating the fair values of assets and liabilities assumed; however, these provisional estimates may be adjusted upon the availability of new information regarding facts and circumstances which existed at the date of acquisition. The Company expects to finalize the valuation of assets and liabilities as soon as practicable, but not later than one year from the acquisition date. Any adjustments to the initial estimates of the fair value of the assets and liabilities will be recorded as adjustments to the respective assets and liabilities, with the residual amounts allocated to goodwill.

The following table summarizes the changes in the Company's goodwill and acquired intangible assets for the year ended September 30, 2017 (in thousands):

	Goodwill	Acquired Intangible Assets, Net
Balance - October 1, 2016	$ -	$ -
Net increase in goodwill and acquired intangible assets pushed down in Parent's acquisition of SFSI	1,746,431	974,000
Amortization of acquired intangible assets	-	(3,086)
Balance - September 30, 2017	$ 1,746,431	$ 970,914

The Parent has allocated $974.0 million of the purchase price to acquired intangible assets, consisting of client relationships, trade names and technology. The estimated fair values of the acquired intangible assets was determined with the assistance of an independent third-party valuation firm, using the multi-period excess earnings method for client relationships and the relief-from-royalty method for trade names and technology. All methods are forms of the income approach, which require a forecast of all the expected future cash flows. The following table summarizes the major classes of acquired intangible assets (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Estimated Amortization Period (Years)
Client relationships	$ 955,000	$ (2,181)	$ 952,819	18.0
Trade names	10,000	(271)	9,729	1.3
Technology	9,000	(634)	8,366	0.6
	$ 974,000	$ (3,086)	$ 970,914	17.7

4. DEFERRED COMPENSATION PLAN

SFSI has a deferred compensation plan ("the Plan") for certain employees. For the Predecessor period from October 1, 2016 to September 17, 2017, the Plan called for yearly amounts to be credited to the Plan based upon adjusted pre-tax income of SFSI, however, for the Successor period from September 18, 2017 to September 30, 2017, the amount was based upon a pre-determined amount, as defined by the Plan. Employees vest in each year's amount over a three-year period. Employees receive all of the vested amount in cash. As of September 30, 2017, the Company recorded a liability in accounts payable and accrued liabilities on the balance sheet of $81.1 million relating to the Plan. The balances above include amounts recognized related to a change of control provision within the Plan for certain employees that was triggered as a result of the acquisition of the Company as described in Note 3.

5. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At September 30, 2017, cash of $2.2 billion, U.S. government obligations and U.S. government agency securities with a fair value of $1.2 billion and securities purchased under agreements to resell of $0.3 billion have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, as amended.

6. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers and dealers and clearing organizations at September 30, 2017, consist of the following (dollars in thousands):

	Receivable	Payable
Securities borrowed/loaned	$ 130,763	$ 335,152
Securities failed-to-deliver/receive	1,711	6,848
Receivables from/payables to clearing organizations	4,011	10,203
	$ 136,485	$ 352,203

In addition to the amounts above, the Company also maintains deposits at various clearing organizations. At September 30, 2017, the amounts held on deposit at clearing organizations totaled $72.3 million and were comprised of $29.4 million in cash and $42.9 million of U.S. government obligations. These amounts are included in receivables from brokers and dealers and clearing organizations on the balance sheet.

7. PROPERTY AND CAPITALIZED SOFTWARE

Property and capitalized software, which is recorded at fair market value at the time of the acquisition of SFSI by the Parent as a result of pushdown accounting as described in Note 3, at September 30, 2017, consists of the following (dollars in thousands):

Land	$	7,120
Buildings and leasehold improvements		10,655
Equipment, furniture and fixtures		14,277
Software		2,894
		34,946
Less accumulated depreciation and amortization		(1,575)
Total	$	33,371

8. INCOME TAXES

As of September 30, 2017, temporary differences between the balance sheet carrying amounts and tax bases of assets and liabilities arose from goodwill, acquired intangible assets, the allowance for doubtful accounts, property and equipment and certain accrued liabilities.

Deferred income taxes consist of the following as of September 30, 2017 (dollars in thousands):

Deferred tax assets	$	67,863
Deferred tax liabilities		(1,611)
Deferred income tax, net	$	66,252

The Company's income tax returns are subject to review and examination by federal, state and local taxing authorities. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed.

As of September 30, 2017, the Company had no uncertain tax positions and there was no accrued interest and penalties included in the balance sheet.

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Payable to affiliates on the balance sheet includes $2.4 million of income taxes payable to the Parent as of September 30, 2017.

9. FINANCING ARRANGEMENTS

On April 1, 2004, the Company borrowed $19.7 million in the form of a note payable with a maturity date of March 1, 2024. The note payable had a fixed interest rate of 6.18% per annum with principal and interest payments made monthly and was secured by one of the Company's buildings and represented a sole recourse obligation. On September 18, 2017, the amount outstanding on the note payable of $10.5 million was repaid in full by the Parent through a capital contribution from the Parent of approximately $10.5 million.

10. SHORT-TERM FUNDING AND LIQUIDITY RISK

The Company finances its receivables from customers with customer free credit balances. The Company pays interest on such customer credit balances at tiered rates depending on the balance in the customer account. At September 30, 2017, each tier's interest rate was 0.01%.

The Company enters into certain financing arrangements in order to manage short-term liquidity risk, such as funding daily net National Securities Clearing Corporation and Depository Trust & Clearing Corporation trading settlement transactions, and related deposit requirements. During the Predecessor period, the Company entered into a Fifth Amendment to the Fourth Amended and Restated Loan Agreement dated February 16, 2017 with a group of banks for revolving credit facilities consisting of an unsecured revolving credit line and a secured revolving credit line (collectively the "Facility"). The Facility provided for unsecured borrowings for a maximum of five days at which time the unsecured loan matured and had to be paid down or refinanced with proceeds from a loan under the secured line, for which the Company was required to pledge sufficient collateral. The borrowings under the unsecured revolving credit line had an annual interest rate equal to the adjusted daily LIBOR plus 1.30%. Borrowings under the secured revolving credit line had an annual interest rate equal to the adjusted daily LIBOR plus 1.20%. This facility was terminated in September 2017 when the Company was acquired by the Parent.

In addition to the Facility, the Company maintained separate lines of credit with certain lenders whereby it could borrow up to a maximum of $200 million secured by pledged excess customer securities. These lines of credit were not subject to any facility fees and bore market-based variable interest rates. These lines of credit were terminated in September 2017 when the Company was acquired by the Parent.

Parent Credit Agreement – On September 18, 2017, the Parent entered into a credit agreement with the Company, which will terminate on or before March 1, 2022. Under this agreement, the Company may borrow up to $300 million in cash or securities from the Parent under a committed facility. In addition, the Parent is permitted, but under no obligation, to make loans of up to $300 million in cash or securities to the Company under an uncommitted facility.

Loans under both the committed and uncommitted facilities must be repaid with interest on or before the termination date. The applicable interest rate is calculated as a per annum rate equal to, at the Company's option, (a) LIBOR plus an interest rate margin ("Eurodollar loans") or (b) the federal funds effective rate plus an interest rate margin ("Fed Funds Rate loans"). The interest rate margin ranges from 0.75% to 1.25% for both Eurodollar loans and Fed Funds Rate loans, determined by reference to the Parent's public debt ratings. As of September 30, 2017, the interest rate margin would have been 1.00% for both Eurodollar loans and Fed Funds Rate loans, each determined by reference to the Parent's public debt ratings. There were no borrowings outstanding under the Parent credit agreement as of September 30, 2017

11. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 5% of such items.

Net Capital (as defined in Rule 15c3-1) and required net capital for the Company at September 30, 2017, are presented in the table below (dollars in millions):

	Net Capital	Minimum Required Net Capital	2% of Aggregate Debit Balances	Net Capital in Excess of Required Net Capital
September 30, 2017	$ 348.1	$ 0.25	$ 69.7	$ 278.4

12. COMMITMENTS AND CONTINGENCIES

The Company has long-term operating leases for office space, including an office facility, which is leased from a related party of the Parent. Minimum rental commitments under all noncancelable leases and other firm commitments, some of which contain renewal options and escalation clauses, are as follows (dollars in thousands):

Periods Ending September 30	
2018	$ 49,212
2019	32,249
2020	21,547
2021	17,290
2022	7,954
2023 and after	9,112
Total	$ 137,364

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. Management estimates that the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Legal and regulatory matters — A putative class action complaint was filed in the U.S. District Court for the Southern District of California on December 22, 2014 regarding the Company's routing of client orders. The case was transferred to the U.S. District Court for the Eastern District of Missouri and is captioned Nicholas Lewis v. Scottrade, Inc., Case No. 4:15-cv-01255. The

complaint alleges that the Company routed its clients' non-marketable limit orders to the venue paying the largest rebates, and that clients did not receive best execution on these kinds of orders. The complaint asserts claims of breach of fiduciary duty, violation of the Missouri Merchandising Practices Act, unjust enrichment and declaratory judgment. The complaint seeks disgorgement, declaratory relief, injunctive relief and other relief. The Company moved to dismiss the complaint. On August 29, 2016, the U.S. District Court in Missouri entered an order dismissing without prejudice all of the claims against the Company. The plaintiffs filed an appeal. The Court of Appeals, 8th Circuit, has not yet ruled on the case. The Company intends to vigorously defend against this lawsuit and is unable to predict the outcome or the timing of the ultimate resolution of the lawsuit, or the potential loss, if any, that may result.

The Company is involved, from time to time, in litigation, examinations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. While results of legal proceedings, examinations and proceedings by governmental and self-regulatory agencies or the results of judgments, fines or penalties cannot be predicted with certainty, management, after consultation with counsel, believes, based on currently known facts, that resolution of all such matters are not expected to have a material effect on the balance sheet.

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the balance sheetcould be significantly changed at a later date upon final determinations by taxing authorities.

As a result of the acquisition of the Company (as described in Note 3), the Company has entered into retention agreements with certain employees which commit the Company to pay up to $25.1 million in future periods to employees with future service requirements.

13. FAIR VALUE MEASUREMENT

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment, which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model, or input used.

The Company's financial assets carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by ASC 820: Fair Value Measurements. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset's or a liability's classification is based on the lowest level input that is significant to its measurement. For example, a

Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 — Inputs represent unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2 — Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.

Level 3 — Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

Financial Assets Measured at Fair Value on a Recurring Basis — The following table provides information as of September 30, 2017, about the Company's financial assets measured at fair value on a recurring basis (dollars in thousands):

September 30, 2017	Level 1	Level 2	Level 3	Total
U.S. government obligations and U.S. government agencies	$ -	$ 1,290,419	$ -	$ 1,290,419
Common stock	544	-	-	544
Money market fund	81	-	-	81
Total	$ 625	$ 1,290,419	$ -	$ 1,291,044

U.S. government obligations and U.S. government agency securities of $1.2 billion and $42.9 million are included in cash and securities segregated under federal and other regulations and receivable from brokers and dealers and clearing organizations, respectively, on the balance sheet. Common stock and money market funds are included in other assets on the balance sheet.

Level 1 Financial Assets — Level 1 assets are principally comprised of marketable equity securities and money market funds. Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2 Financial Assets — Level 2 assets are comprised of U.S. government obligations and U.S. government agency securities segregated under federal and other regulations. Securities are priced by outside third party vendors that follow transactions in these asset classes. Evaluations are based on market data that utilize evaluated pricing models that vary by asset class and incorporate available trade, bid and other market information. The Company validates the vendor pricing by periodically comparing it to the pricing from other independent sources. There has been no material pricing differences noted as a result of the comparison.

Level 3 Financial Assets — The Company maintained no assets that it would classify as Level 3 as of September 30, 2017.

There were no transfers of assets between levels during the year ended September 30, 2017.

Fair Value of Financial Instruments Not Recorded at Fair Value

Receivable from/payable to brokers and dealers and clearing organizations, receivable from/payable to customers, receivable from/payable to affiliates, other receivables and accounts payable and accrued liabilities are short-term in nature and, accordingly, are carried at amounts that approximate fair value. Receivable from/payable to brokers and dealers and clearing organizations, receivable from/payable to clients, receivable from/payable to affiliates, other receivables and accounts payable and accrued liabilities are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

Cash and securities segregated under federal and other regulations include reverse repurchase agreements (securities purchased under agreements to resell). Reverse repurchase agreements are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold, plus accrued interest. The Company's reverse repurchase agreements generally have a maturity of 90 days or less and are collateralized by U.S. government obligations in amounts exceeding the carrying value of the resale agreements. Accordingly, the carrying value of reverse repurchase agreements approximates fair value (categorized as Level 2 of the fair value hierarchy). In addition, this category includes cash held in demand deposit accounts, for which the carrying value approximates fair value (categorized as Level 1 of the fair value hierarchy). See Note 5 for a summary of cash and securities segregated under federal and other regulations.

14. OFFSETTING ASSETS AND LIABILITIES

Substantially all of the Company's securities borrowing, securities lending and securities purchased under agreements to resell activities are transacted under master agreements that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for balance sheet purposes, the Company does not net balances related to these financial instruments.

The following table presents information about the potential effect of rights of setoff associated with the Company's recognized assets and liabilities as of September 30, 2017 (dollars in thousands):

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet		Net Amount
				Financial Instruments	Collateral Received	
Assets:						
Securities borrowed [1]	$ 130,763	$ -	$ 130,763	$ (66,441)	$ (63,376)	$ 946
Securities purchased under agreements to resell [3]	$ 254,212	$ -	$ 254,212	$ -	$ (254,212)	$ -
Total	$ 384,975	$ -	$ 384,975	$ (66,441)	$ (317,588)	$ 946
Liabilities:						
Securities loaned [2][4]	$ 335,152	$ -	$ 335,152	$ (66,441)	$ (245,344)	$ 23,367
Total	$ 335,152	$ -	$ 335,152	$ (66,441)	$ (245,344)	$ 23,367

[1] Included in receivable from brokers and dealers and clearing organizations on the balance sheet.
[2] Included in payable to brokers and dealers and clearing organizations on the balance sheet.
[3] Included in cash and securities segregated under federal and other regulations on the balance sheet.
[4] Securities loaned are predominantly comprised of equity securities held in client brokerage accounts with overnight or continuous remaining contractual maturities.

Securities purchased under agreements to resell - The Company enters into short-term, usually 90 days or less, collateralized reverse repurchase agreements which could result in losses in the event the counterparty fails to purchase the securities held as collateral and the fair value of the securities declines. To mitigate this risk, the Company requires that the counterparty deliver securities to the Company or its custodian, to be held as collateral, with a fair value in excess of the resale price. The Company also sets standards for the credit quality of the counterparty, monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At September 30, 2017, the fair value of collateral received in connection with reverse repurchase agreements was $258.1 million.

Securities lending - The Company loans client securities temporarily to other brokers in connection with its securities lending activities and receives cash as collateral for the securities loaned. Securities lending transactions have overnight or continuous remaining contractual maturities.

Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary. The fair value of client securities pledged in securities lending transactions to other broker-dealers was $309.0 million at September 30, 2017.

15. CREDIT RISK

The Company's customer securities activities involve the execution, settlement, and financing of various transactions on behalf of its customers. Customer activities are transacted on either a cash or margin basis and are recorded on a settlement date basis. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company monitors exposure to industry sectors and individual securities and performs analysis on a regular basis in connection with its margin lending activities. The Company also monitors required margin levels and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company borrows and loans securities from/to other brokers and dealers on a temporary basis in connection with its brokerage business. The Company receives cash collateral for securities loaned and deposits cash collateral for securities borrowed. In the event a counterparty to these transactions does not return loaned securities or deposited cash, the Company may be exposed to the risk of acquiring (in securities loaned transactions) or selling (in securities borrowed transactions) securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates the risks associated with securities lending and borrowing by requiring credit approvals for counterparties, monitoring the market value of securities loaned and collateral values for securities borrowed on a daily basis and requiring additional cash collateral for securities loaned or return of cash collateral for securities borrowed, as necessary.

The Company participates in securities purchases under agreements to resell transactions. These are short-term resale agreements collateralized by U.S. government obligations and U.S. government agency securities. These transactions could result in losses in the event the counterparty fails to purchase the securities held as collateral and the fair value of the securities declines. To mitigate this risk, the Company requires that the counterparty deliver securities to the Company or its custodian, to be held as collateral, with a fair value in excess of the resale price. The Company also sets standards for the credit quality of the counterparty, monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate.

At September 30, 2017, excess customer margin securities of $4.5 billion and stock borrowings of $130.8 million were available to the Company to utilize as collateral on various borrowings or for other purposes including securities lending. The Company had utilized a portion of these available securities as collateral for Options Clearing Corporation ("OCC") margin requirements and stock loan/hedge program requirements, customer short sales and securities lending transactions totaling $1.1 billion at September 30, 2017.

16. EMPLOYEE SAVINGS PLAN

The Company sponsors a 401(k) savings plan (the "Plan") covering substantially all employees. Company contributions are made at the discretion of the Company.

17. RELATED-PARTY TRANSACTIONS

The Company provides administrative and technology services to various affiliates. At September 30, 2017, the Company had a receivable related to these services for $1.0 million, which is included in receivable from affiliates in the balance sheet.

Transactions with The Toronto-Dominion Bank and its affiliates

The Toronto-Dominion Bank ("TD") is an affiliate of the Parent, owning approximately 41% of the Parent's common stock as of September 30, 2017. The Company transacts business and has extensive relationships with TD and certain of its affiliates. Transactions with TD and its affiliates are discussed and summarized below.

Insured Deposit Account Agreement

The Company is party to an Insured Deposit Account ("IDA") agreement with TD Bank USA, N.A. ("TD Bank USA"), TD Bank, N.A. and TD. Under the IDA agreement, TD Bank USA and TD Bank, N.A. (together, the "TD Depository Institutions") make available to clients of the Company FDIC-insured money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. The Company provides marketing, recordkeeping and support services for the TD Depository Institutions with respect to the money market deposit accounts. In exchange for providing these services, the TD Depository Institutions pay the Company an aggregate marketing fee based on the weighted average yield earned on the client IDA assets, less the actual interest paid to clients, a servicing fee to the TD Depository Institutions and the cost of FDIC insurance premiums.

At the time of the closing of the acquisition of the Company (as described in Note 3), the Company was added to the current IDA agreement, which became effective as of January 1, 2013 and has an initial term expiring July 1, 2018. It is automatically renewable for successive five-year terms, provided that it may be terminated by either the Company or the TD Depository Institutions by providing written notice of non-renewal at least two years prior to the initial expiration date or the expiration date of any subsequent renewal period. As of July 1, 2016, notice of non-renewal was not provided by either party, therefore the IDA agreement will automatically renew on July 1, 2018.

The fee earned on the IDA agreement is calculated based on two primary components: (a) the yield on fixed-rate "notional" investments, based on prevailing fixed rates for identical balances and maturities in the interest rate swap market (generally LIBOR-based) at the time such investments were added to the IDA portfolio (including any adjustments required to adjust the variable rate leg of such swaps to a one-month reset frequency and the overall swap payment frequency to monthly) and (b) the yield on floating-rate investments. As of September 30, 2017, the IDA portfolio was comprised of approximately 73% fixed-rate notional investments and 27% floating-rate investments.

The IDA agreement provides that the Company may designate amounts and maturity dates for the fixed-rate notional investments in the IDA portfolio, subject to certain limitations. For example, if the Company designates that $100 million of deposits be invested in 5-year fixed-rate investments, and on the day such investment is confirmed by the TD Depository Institutions the prevailing fixed

yield for the applicable 5-year U.S. dollar LIBOR-based swaps is 1.45%, then the Company will earn a gross fixed yield of 1.45% on that portion of the portfolio (before any deductions for interest paid to clients, the servicing fee to the TD Depository Institutions and the cost of FDIC insurance premiums). In the event that (1) the federal funds effective rate is established at 0.75% or greater and (2) the rate on 5-year U.S. dollar interest rate swaps is equal to or greater than 1.50% for 20 consecutive business days, then the rate earned by the Company on new fixed-rate notional investments will be reduced by 20% of the excess of the 5-year U.S. dollar swap rate over 1.50%, up to a maximum of 0.10%.

The yield on floating-rate investments is calculated daily based on the greater of the following rates published by the Federal Reserve: (1) the interest rate paid by Federal Reserve Banks on balances held in excess of required reserve balances and contractual clearing balances under Regulation D and (2) the daily effective federal funds rate.

The interest rates paid to clients are set by the TD Depository Institutions and are not linked to any index. The servicing fee to the TD Depository Institutions under the IDA agreement is equal to 25 basis points on the aggregate average daily balance in the IDA accounts, subject to adjustment as it relates to deposits of less than or equal to $20 billion kept in floating-rate investments or in fixed-rate notional investments with a maturity of up to 24 months ("short-term fixed-rate investments"). For such floating-rate and short-term fixed-rate investments, the servicing fee is equal to the difference of the interest rate earned on the investments less the FDIC premiums paid (in basis points), divided by two. The servicing fee has a floor of 3 basis points (subject to adjustment from time to time to reflect material changes to the TD Depository Institutions' leverage costs) and a maximum of 25 basis points.

In the event the marketing fee computation results in a negative amount, the Company must pay the TD Depository Institutions the negative amount. This effectively results in the Company guaranteeing the TD Depository Institutions revenue equal to the servicing fee on the IDA agreement, plus the reimbursement of FDIC insurance premiums. The marketing fee computation under the IDA agreement is affected by many variables, including the type, duration, principal balance and yield of the fixed-rate and floating-rate investments, the prevailing interest rate environment, the amount of client deposits and the yield paid on client deposits. Because a negative marketing fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be required to make under this arrangement cannot be reasonably estimated. Management believes the potential for the marketing fee calculation to result in a negative amount to be remote. Accordingly, no contingent liability is carried on the balance sheet for the IDA agreement. In addition, in the event the Company withdraws a notional investment prior to its maturity and the investment is in an unrealized loss position, the Company shall reimburse the TD Depository Institutions an amount equal to the economic replacement value of the investment, as defined in the IDA agreement.

Additionally, the Company has receivables from and payables to TD related to the movement of customer money between entities. At September 30, 2017, the Company had $1.8 million in receivables from TD Bank, which are included in other assets on the Company's balance sheet. At September 30, 2017, the Company had $6.3 million in payables to TD Bank which are included in accounts payable and accrued liabilities on the Company's balance sheet. At September 30, 2017, the Company had a collateral deposit of $10.0 million, held at TD Bank related to these money movements. The Company may only withdraw funds from this account with the permission of TD. The collateral deposit is included in cash and cash equivalents on the Company's balance sheet.

18. SUBSEQUENT EVENTS

The Company determined there were no subsequent events that would require disclosure or adjustments to the accompanying balance sheet through November 20, 2017, the date the balance sheet was available to be issued.

* * * * * *